Louis Capital Markets LLC

(SEC I.D. No. 8-52013)

Statement of Financial Condition
as of December 31, 2020,
and Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52013

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Louis Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Rue Washington
(No. and Street)

Paris	France	75008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luciano Soldiviero (201) -232-7381
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann CPAs
(Name – *if individual, state last, first, middle name*)

1065 Ave of the Americas	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christian Pezeu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Louis Capital Markets LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GINA MARROCCO-GABELMAN
NOTARY PUBLIC OF NEW JERSEY
Commission # 50116800
My Commission Expires 11/1/2024

Gina Marrocco-Gabelman

March 31, 2021
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Louis Capital Markets LLC
Index
December 31, 2020

Mayer Hoffman McCann CPAs
The New York Practice of Mayer Hoffman McCann P.C.
An Independent CPA Firm

5 Bryant Park at 1065 Avenue of the Americas ■ New York, NY 10018
Phone: 212.790.5700 ■ Fax: 816.897.1387 ■ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Louis Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Louis Capital Markets, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mayer Hoffman McCann CPAs

We have served as the Company's auditor since 2014.

New York, New York
March 31, 2021

Louis Capital Markets LLC
Statement of Financial Condition
December 31, 2020

(dollars in thousands)

Assets		
Cash	$	1,099
Receivable from brokers and dealers		155
Commissions receivable, net of allowance for expected credit loss $0		386
Receivable from affiliates		173
Prepaid expenses and other assets		3
Total assets	$	1,816
Liabilities and Member's Equity		
Liabilities		
Accrued personnel costs	$	170
Payable to affiliate		35
Accrued expenses and accounts payable		120
Total liabilities		325
Member’s equity		1,491
Total liabilites and member's equity	$	1,816

The accompanying notes are an integral part of this statement of financial condition.

(dollars in thousands)

1. Organization

Louis Capital Markets, LP (the "Company") was a Delaware limited liability partnership owned by LCM Interest Holding LLC ("LCMIH"). On July 31, 2020, LCMHI sold its entire interest in the Company to TP ICAP Americas Holdings Inc. ("TPIAHI"). Additionally, on July 31, 2020, the Company converted to a Delaware limited liability company. TPIAHI is a wholly owned indirect subsidiary of TP ICAP plc, and therefore the Company is an indirect wholly owned subsidiary of TP ICAP plc, as such TP ICAP plc is the ultimate parent of the Company.

TP ICAP plc is a public company registered in the United Kingdom that engages principally as an intermediary in global financial, energy and commodity markets. In its intermediary role, TP ICAP plc provides access to dynamic and efficient markets that enhance the flow of capital, energy and commodities around the world.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered as a non-clearing Independent Introducing Broker ("IB") with the Commodities Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA").

The Company is a broker of over the counter equity securities, listed options, and commodities futures contracts. The Company does not hold customer funds or securities or provide clearing services for other broker dealers and therefore has fully disclosed clearing agreements with third parties.

<u>Brokerage capacities</u>

The Company may act in the capacity of "exchange give-up" and/or "name passing".

When acting in the "exchange give-up" capacity, the Company facilitates the trading activity of its client on an exchange or trading facility. Once the execution has occurred, the executed position is then given-up to the client or the client's clearing member through the clearing services at the exchange clearing house.

When acting in the "name passing" capacity, the Company connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism.

The Company routes for execution and/or acts as executing broker for orders in certain products, and introduces such transactions to a clearing firm for settlement and clearance on a deliver verse payment and receive verse payment ("DVP/RVP") basis.

<u>Fees/commissions</u>

The Company is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "exchange give-up" and "name-passing" market places and for other

(dollars in thousands)

transactions the fee will typically take the form of a commission. Commission income is recorded on a trade date basis.

Securities transactions

Securities transactions are recorded on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivables from brokers or dealers and clearing organizations on the statement of financial condition as trades pending settlement, net.

Pandemic

During the first quarter of 2020, the World Health Organization declared the outbreak of a novel coronavirus ("COVID-19") as a pandemic, which continues to spread throughout the world. In late March, the Company activated its Business Continuity Planning strategies to safeguard the wellbeing of its employees, the continuation of its operations and the support of its clients. Currently the Company continues to operate with a majority of its employees teleworking from home and for those employees continuing to work in offices, the requirement to respect social distancing standards. This new way of working has resulted in the Company being able to operate as usual without disruption to business continuity.

The COVID-19 outbreak has resulted in governments around the world putting restrictions in place regarding the movement of people, leading to widespread disruption and significant market volatility. As of the date of this report, there are no indicators of significant impairment to the Company's financial and non-financial assets nor significant loss or credit risk exposures as a result of these conditions.

The full extent of how these conditions will continue to impact the Company are not yet known as there is uncertainty around the duration and severity. Therefore, while we expect this matter to impact our business, results of operations, and financial position, the related financial impact cannot be reasonably estimated at this time. The Company has a positive net asset value and cash reserves available to help preserve its financial flexibility. Additionally, the Company is closely monitoring regional and global developments and remains attentive to signals that could impact its business.

2. Summary of Significant Accounting Policies

Basis of presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. Dollar is the functional currency of the Company. In the opinion of management, the statement of financial condition includes all adjustments necessary to present fairly the financial position at December 31, 2020.

Use of estimates

Preparation of the statement of financial condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition.

(dollars in thousands)

Significant estimates include an allowance for receivables. Actual results could differ from those estimates.

Revenue recognition

The Company acts as an intermediary in the wholesale financial markets and therefore acts in an agency role.

Agency commissions

The Company acts in an agency capacity, by connecting buyers and sellers. When the buyers and sellers agree to price and other terms of the transaction, the Company's performance obligation is met and it leaves both parties, to clear and settle through the appropriate market mechanism. In agency transactions, the Company charges commission for executing transactions between buyers and sellers. Agency commissions revenue and related expenses are recognized on a trade date basis and are presented net of discounts and are recognized at the time of the transaction. The Company believes that their performance obligation is satisfied on trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company invoices customers on a monthly basis and the payment is due within 30 days. The Company accounts for agency commissions on an accrual basis and therefore records a receivable between trade date and payment date (the date customer invoice payments are received).

Management fee

The Company provides trade execution services to its UK affiliate (see note 9). The Company believes the performance obligation providing trade execution services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the UK affiliate's net commission income. Fees are billed monthly and are recognized as revenue at the time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. The balance with the affiliate is settled on a monthly basis.

Cash

Cash at December 31, 2020 includes $1,099 of cash held in demand deposit accounts by two major financial institutions. Additionally, at December 31, 2020, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250, held at two major institutions.

Commissions receivable

Commissions receivable represents balances due from brokers, dealers, banks, financial institutions and non-financial institutions for the execution of securities, derivatives and futures brokerage transactions. The Company reflects commission receivables on its statement of financial condition net of allowance for doubtful accounts.

Expected credit loss allowance for commissions receivable

(dollars in thousands)

The Company recognizes lifetime expected credit losses for trade receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on the Company's historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate. As of December 31, 2020, there was an expected credit loss allowance of$0.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at year end exchange rates. Transactions denominated in foreign currencies including income and expenses, are translated into United States dollar amounts on transaction date. Adjustments arising from foreign currency transactions are immaterial.

3. Income Taxes

In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") ASU 2019-12 Income Taxes - Topic 740 - Simplifying the Accounting for Income Taxes ("ASU 2019-12"). This ASU was issued as part of the FASB's simplification initiative aimed at reducing overall complexity in accounting standards while maintaining or improving the usefulness of information provided to users of statement of financial condition. ASU 2019-12 clarifies that an entity such as a single member limited liability company which is not subject to tax and disregarded by the tax authority is not required to include in their separate statement of financial condition amounts of consolidated and deferred taxes.

During 2020, the Company elected to early adopt this ASU with an effective date of January 1, 2020. The early adoption did not have a material impact to the Company's accounting for income taxes as prior to converting to a limited liability company, the Company was a limited partnership and therefore was a disregarding entity for U.S. federal and state income tax purposes and was not required to record tax provisions in its statement of financial condition.

4. Receivable from and Payable to Brokers and Dealers

The Company uses Goldman Sachs Execution and Clearing, L.P. ("GSEC") which requires $2,500 as a clearing deposit that has been deposited by the Company's UK affiliate Louis Capital Markets UK LLP ("LCM LLP"). The Company has a $155 balance due from GSEC at December 31, 2020.

5. Commitments and Contingencies

Litigation

In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests the liability or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when

(dollars in thousands)

they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Management believes, based on currently available information, that the results of such matters, in the aggregate, will not have a material adverse effect on its statement of financial condition.

6. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) ("the Rule") of the SEC. The Company computes its net capital under the aggregate indebtedness standard permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 6 2/3% of aggregate indebtedness to all persons. Additionally, under this standard the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $1,031, which exceeded the minimum requirement of $250 by $781. The Company's ratio of aggregate indebtedness to net capital was 32 to 1.

As a registered non-clearing IB, the Company is subject to the Minimum Capital Requirements Rule ("The CFTC Rule") pursuant to Regulation 1.17 under the Commodity Exchange Act (the "Act") as amended. The CFTC Rule requires the maintenance of minimum net capital equal to the greater of $250 or 6 2/3% of aggregate indebtedness to all persons. At December 31, 2020, the Company had net capital of $1,031 which was $781 in excess of the minimum net capital requirements of the Act.

7. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar assets in active markets or quoted prices for identical assets in markets that are not considered to be active, or financial instruments for which all significant valuation inputs are observable, either directly or indirectly; and

Level 3 – Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

The Company did not have any assets or liabilities classified as Level 3 at December 31, 2020.

Financial Instruments Measured at Fair Value

At December 31, 2020, the Company's cash of $1,099 is held in demand deposit accounts and therefore considered a level 1 asset.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity; including

(dollars in thousands)

information on a gross basis for purchases, sales issuances and settlements. For the year ended December 31, 2020, the Company did not have any transfers between levels or level 3 activity.

Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments recognized on the statement of financial condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value and fair value of the Company's financial instruments which are not carried at fair value. In addition, the table excludes the values of non-financial assets and liabilities.

Assets:	Level 1	Level 2	Level 3	Total
Receivable from broker dealers	$ -	$ 155	$ -	$ 155
Commissions receivable	-	386	-	386
Total	$ -	$ 541	$ -	$ 541

8. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Company may, under certain circumstances, be required to discharge the obligation of the non-performing party.

As a result of acquiring a position as discussed under Note 1 herein, the Company may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction..

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2020, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

The Company's policy is to monitor its market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company does not anticipate non-performance by the counterparties.

(dollars in thousands)

9. Transactions with Affiliates

The Company has service agreements with indirect wholly owned subsidiaries of TP ICAP plc, whereby the subsidiaries provide the Company with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions), and the Company provides similar services to other TP ICAP plc subsidiaries. The agreements also include the payment of certain expenses such as payroll and executions fees incurred by the affiliates on behalf of the Company and instances where payroll and execution fees are incurred by the Company on behalf of its affiliates . Additionally, the agreements include payment for the collect ion of commissions by affiliates on behalf of the Company and commissions collected by the Company on behalf of its affiliates.

The table below presents the amounts owed from and due to affiliates under these agreements as of December 31, 2020.

	Receivable from affiliates	Payable to affiliates
TPIAHI	0	35
Louis Capital Markets UK, LLP	170	0
ICAP Information Services Inc.	3	0
	173	35

Amounts receivable from affiliates are non-interest bearing and due on demand.

10. Subsequent Events

The Company has performed an evaluation of subsequent events through March 31, 2021. On March 30, 2021, the Company submitted a membership withdrawal request to the NFA as it previously brokered U.S. listed futures out of its London branch office with U.S. customers for execution on U.S. futures exchanges without having the proper registration with the FCA and therefore has ceased broking commodity futures contracts. Additionally, LCM intends to move its FINRA main office branch designation from its Paris office to its NY office, and withdraw its FINRA branch office registration as LCM was not properly registered with the French regulator. LCM also intends to withdraw the registration for its FINRA branch office in London. The Company cannot predict with certainty any loss or range of loss related to these matters for any eventual fine or penalty, if any. There have been no other subsequent events that occurred during this period that would require recognition in the statement of financial condition or disclosure as of December 31, 2020.